UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news.

OTHER NEWS

Subject: Notice convening the Meeting of the Equity Shareholders of ICICI Bank Limited (“the Bank”) pursuant to the Order passed by the Hon’ble National Company Law Tribunal, Ahmedabad Bench

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We wish to inform you that as directed by the Hon’ble Tribunal pursuant to the Order dated January 18, 2024, a meeting of the Equity Shareholders of the Bank shall be held on Wednesday, March 27, 2024 at 3:00 p.m. (1500 hours) IST through Video Conferencing (“VC”)/Other Audio Visual Means (“OAVM”), to consider, and if thought fit, approve the Scheme of Arrangement for delisting of equity shares of ICICI Securities Limited (“ICICI Securities” or “the Company”) by issuing equity shares of the Bank to the public shareholders of ICICI Securities in lieu of cancellation of their equity shares in the Company (“Scheme”).

The Notice, Explanatory Statement under Sections 230(3) and 102 of the Companies Act, 2013, read with Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 and the Annexures to the Explanatory Statement are available on the website of the Bank at www.icicibank.com/about-us/scheme-of-arrangement. The same are also being sent today through electronic mode to those equity shareholders whose email IDs are registered with the Registrar and Transfer Agent/depositories/the Bank as on February 9, 2024.

The Bank is providing electronic voting facility (remote e-voting and e-voting during the Meeting) to its equity shareholders to enable them to cast their votes. The details regarding electronic voting are provided below:

EVEN	127923
Cut-off Date for determining the Equity Shareholders entitled to vote	Wednesday, March 20, 2024
Commencement of remote e-voting period	Friday, March 22, 2024 at 9:00 a.m. (0900 hours) IST
End of remote e-voting period	Tuesday, March 26, 2024, at 5:00 p.m. (1700 hours) IST

Those equity shareholders, who will be present in the Meeting through VC/OAVM facility and have not cast their vote on the resolution through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through e-voting facility during the Meeting.

The information and instructions for attending the Meeting including the manner of voting by the equity shareholders of the Bank has been provided in the Notice of the Meeting.

Please take the above information on record.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date :	February 22, 2024	By:		/s/ Prachiti Lalingkar

			Name :	Prachiti Lalingkar
			Title :	Company Secretary